~~File number 82 - 524~~

82-34640

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2005 DEC 28 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Fin[redacted]
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

05013532

15 December 2005

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

25 Nov 2005	Treasury Stock
7 Dec 2005	Director/PDMR Shareholding
9 Dec 2005	Treasury Stock
14 Dec 2005	Holding in Company

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

12/30

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:53 25-Nov-05
Number	PRNUK-2511

Treasury Shares

25 November 2005

Friends Provident plc announces that following the transfer of 110,290 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,265,706 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:44 07-Dec-05
Number	PRNUK-0712

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

7 December 2005

Friends Provident plc announces the transfer of 18,850 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.9305 per share on 7 December 2005 to satisfy its obligation to issue shares to SIP participants in November 2005. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 18,850 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 7 December 2005	Shares beneficially held following purchase
A R G Gunn	65	38,773
K Satchell	65	31,968

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 7 December 2005	Shares beneficially held following purchase
S J Clamp	65	3,275
A P Jackson	65	7,011
J R McIver	65	7,499
R Sepe	65	4,955
J Stevens	65	9,310
P T Tunnicliffe	65	8,450

The executive directors of Friends Provident participating in SIP, together with other participants, are to be regarded as interested in the 1,973,374 shares held by the trustees of SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,246,856 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:18 09-Dec-05
Number	PRNUK-0912

Treasury Shares

9 December 2005

Friends Provident plc announces that following the transfer of 135,075 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,111,781 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	11:40 14-Dec-05
Number	PRNUK-1412

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Subsidiary companies of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Holder

Non Beneficial

Chase Nominees Ltd a/c 17336	172,000
Chase Nominees Ltd a/c 17260	310,987
AXA France (registered details not disclosed)	62,848
AXA Australia (registered details not disclosed)	340,465
AXA Financial Inc. (registered details not disclosed)	289,360,042
AXA Rosenberg (registered details not disclosed)	42,759,230
AXA Financial Inc. (registered details not disclosed)	90,863
AXA Colonia Konzern (registered details not disclosed)	30,000
Chase Nominees Ltd a/c 21652	24,000

Beneficial

HSBC Global Nominee (UK) Limited a/c 867530	720,000
HSBC Global Nominee (UK) Limited a/c 867116	1,250,000

HSBC Global Nominee (UK) Limited a/c 867220	100,000
HSBC Global Nominee (UK) Limited a/c 867268	1,250,000
Smith and Williamson Nominees Ltd a/c S66	111,750
BNY (OCS) Nominees Limited	78,291
Sun Life International (IOM) Ltd a/c SLI11	2,000
AXA Colonia Konzern (registered details not disclosed)	6,917,000

5) Number of shares/amount of stock acquired

16,117,106 shares

6) Percentage of issued class

0.77%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

8 December 2005

11) Date company informed

13 December 2005

12) Total holding following this notification

343,579,476 shares

13) Total percentage holding of issued class following this notification

16.37%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Gordon Ellis

Date of notification - 14 December 2005

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